

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Filippo Petti
Chief Executive Officer and Chief Financial Officer
Celyad Oncology SA
Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium

> **Re: Celyad Oncology SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 24, 2021**
> **File No. 001-37452**

Dear Mr. Petti:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 18. Financial Statements
Note 15. Share Capital, page F-42

1. We note your disclosure that the share premium decreased as a result of the absorption of accounting losses, with a counterpart in the financial statements line item Accumulated Deficit. Please provide background information with the reasons for this accounting entry and the purpose. Also, tell us the accounting literature that you relied upon.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences